SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                      Unaudited Condensed Consolidated
                      Interim Financial Statements

                      Net Serviços de Comunicação S.A.

                      March 31, 2006
                      with Report of Independent Registered Public
                      Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents
Page
Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets – March 31, 2006 (Unaudited) and December 31, 2005	2

Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2006 and 2005 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three month period ended March 31, 2006 and of Comprehensive Income (Loss) for the three- month periods ended March 31, 2006 and 2005 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2006 and 2005 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) – March 31, 2006	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of March 31, 2006 and the related condensed consolidated statements of operations and cash flows for the three-month periods ended March 31, 2006 and 2005, and the condensed consolidated statements of changes in stockholders’ equity for the three-month period ended March 31, 2006 and comprehensive income (loss) for the three-month periods ended March 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated January 30, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

     ERNST & YOUNG
Auditores Independentes S.S.

     Maria Helena Pettersson
Partner

São Paulo, Brazil
April 20, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands of United States dollars, except share amounts)

	March 31, 2006	December 31, 2005

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 43,011	US$ 23,865
Short-term investments	84,473	103,624
Restricted cash	46,786	43,309
Trade accounts receivable, net of allowance for
doubtful accounts of $13,399 in 2006 and $11,253 in 2005	79,435	70,921
Deferred income taxes	36,651	34,313
Recoverable income taxes	6,544	20,942
Prepaid expenses	6,957	4,801
Other current assets	7,674	5,071

Total current assets	311,531	306,846

Non-current assets
Property and equipment, net	463,019	420,323
Goodwill	289,165	268,374
Deferred income taxes	132,473	123,281
Judicial deposits	59,689	48,623
Recoverable income taxes	13,094	8,288
Investments and advances to equity investees	2,826	2,697
Other non-current assets	12,481	11,683

Total non-current assets	972,747	883,269

Total assets	US$ 1,284,278	US$ 1,190,115

	March 31,	December 31,
	2006	2005

	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 32,942	US$ 22,564
Accounts payable to programmers,
(inclusive of US$33,300 and US$30,877 due to related
parties in 2006 and in 2005, respectively)	40,183	34,254
Income taxes payable	3,829	14,617
Sales taxes payable	16,497	15,494
Payroll and related charges	13,805	12,649
Current portion of long-term debt	46,700	44,961
Interest payable	5,299	17,594
Deferred revenue	45,834	40,261
Accrued expenses	12,126	2,376
Other liabilities	19,417	16,717

Total current liabilities	236,632	221,487

Non-current liabilities
Long-term debt, less current portion	330,525	313,108
Deferred sign-on, hook-up fee and programming benefit	22,129	20,842
Provisions for contingencies	285,784	264,671
Accrued expenses and other liabilities	9,093	5,018

Total non-current liabilities	647,531	603,639

Total liabilities	884,163	825,126

Stockholders’ equity
Preferred stock, no par value, shares authorized,
issued and outstanding (2006 and 2005 - 2,339,738,563)	1,659,711	1,659,711
Common stock, no par value, shares issued and
outstanding (2006 and 2005 - 1,613,225,102)	920,514	920,514
Additional paid-in capital	140,222	140,222
Accumulated deficit	(2,121,575)	(2,131,436)
Accumulated other comprehensive loss, net	(198,757)	(224,022)

Total stockholders’ equity	400,115	364,989

Total liabilities and stockholders’ equity	US$ 1,284,278	US$ 1,190,115

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(Thousands of United States dollars, except per share and share amounts)

	March 31,	March 31,
	2006	2005

Total revenues	US$ 253,518	US$ 168,190
Taxes and other deductions from revenues	(50,394)	(30,561)

Net operating revenue	203,124	137,629

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$58,455 as of March 31, 2006
(US$40,962 as of March 31, 2005) and US$53,933 and
US$40,905 of programming expense with related parties as
of March 31, 2006 and 2005, respectively	(102,401)	(65,955)
Selling, general and administrative expenses	(49,232)	(27,566)
Depreciation and amortization	(19,807)	(14,048)
Other	(118)	(283)

Total operating costs and expenses	(171,558)	(107,852)

Operating income	31,566	29,777

Other income (expenses):
Monetary indexation, net	55	(1,062)
Gain (loss) on exchange rate, net	2,167	(2,554)
Interest expense	(11,726)	(27,527)
Financial expense, net	(14,094)	(6,931)
Interest income	5,202	6,581
Other income	541	321

Total other expenses, net	(17,855)	(31,172)

Income (loss) before income taxes	13,711	(1,395)
Income tax expense	(3,850)	(5,132)

Net income (loss)	US$ 9,861	US$ (6,527)

Net income per preferred share basic and diluted	US$ -	US$ -

Net income (loss) per common share basic and diluted	US$ -	US$ (0.03)

Weighted average number of preferred shares outstanding	2,573,712,419	1,378,700,567

Weighted average number of common shares outstanding	1,613,225,102	903,899,995

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)
(Thousands of United States dollars, except share amounts)

								Accumulated other comprehensive loss
						Additional paid-in capital	Accumulated deficit
	Number of shares issued		Capital stock

	Preferred	Common	Preferred	Common	Total				Total

Changes in stockholders equity for the
three month period ended March 31,
2006

At January 1, 2006	2,339,738,563	1,613,225,102	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989

Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	25,265	25,265

Net income for the period	-	-	-	-	-	-	9,861	-	9,861

At March 31, 2006	2,339,738,563	1,613,225,102	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,121,575)	US$ (198,757)	US$ 400,115

	Three-month periods ended March, 31
	2006	2005

Net income (loss) for the period	US$ 9,861	US$ (6,527)
Cumulative translation adjustments	25,265	2,927

Total comprehensive income (loss)	US$ 35,126	US$ (3,600)

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Thousands of United States dollars)

	Three-months period ended March 31,
	2006	2005

Operating activities
Net income (loss) for the period	US$ 9,861	US$ (6,527)
Adjustments to reconcile net income (loss)
To net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	1	351
Amortization of deferred sign-on and hook-up fee revenues	(4,646)	(2,460)
Equity in results of investees	(133)	(110)
Exchange losses, monetary indexation, financial expense and
interest expense, net	23,421	33,998
Depreciation and amortization	19,807	14,048
Deferred income taxes	690	723
Write off and disposal of assets, net	(114)	60
Provision for contingencies	(4,661)	(1,762)
Increase/ decrease in operating assets and liabilities
Trade accounts receivable	(3,017)	(4,894)
Income taxes recoverable	11,844	2,575
Restricted cash	(121)	-
Redemption of short-term investments	27,151	27,319
Prepaid expenses and other assets	(11,309)	(6,945)
Accounts payable to suppliers and programmers	13,127	1,774
Income taxes payable	(11,908)	(1,710)
Payroll and related charges	(1,803)	(9,717)
Sales taxes, accrued expenses and other liabilities	9,687	(2,601)

Net cash provided by operating activities	77,877	44,122

Investing activities
Acquisition of property and equipment	(37,209)	(13,102)
Proceeds from sale of equipment	7,509	1,741

Net cash used in investing activities	(29,700)	(11,361)

Financing activities
Short-term debt issuances	-	75,013
Long-term debt repayments	(31,286)	(217,230)
Capital contributions in cash	-	93,715

Net cash used in financing activities	(31,286)	(48,502)

Effect of exchange rate changes on cash and cash equivalents	2,255	194

Net increase (decrease) in cash and cash equivalents	19,146	(15,547)
Cash and cash equivalents at beginning of the period	23,865	60,486

Cash and cash equivalents at end of the period	US$ 43,011	US$ 44,939

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 6,277	US$ 4,982
Cash paid for interest	US$ 30,468	US$ 38,851

Non-cash transaction
Exchange of payable for common shares	US$ -	US$ 23,802

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities.

The Company began to offer digital cable services to subscribers in Rio de Janeiro and São Paulo in November 2004. By providing digital cable services, the Company is able to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, formerly referred to as “Globopar”, through GB Empreendimentos e Participações S.A. “GB”.

In 2004, Teléfonos del México S.A. de C.V. (Telmex), through its Brazilian subsidiary Latam do Brasil Participações S.A. (Latam), entered into a purchase and sale agreement with Globo to acquire a minority stake in the Company, accomplished in 2005. As a result of certain corporate restructuring at the stockholder Telmex, on October 24, 2005, Embratel Participações S.A., a Brazilian company owned by Telmex, acquired and merged the total capital stock of Latam. Following this transaction, Embratel Participações S.A. held a corporate stake corresponding to 37.4% of the common shares of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares at March 31, 2006 and December 31, 2005:

	March 31, 2006			December 31, 2005

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	51.0%	-	20.8%	51.0%	-	20.8%
Distel Holding S.A.	9.4%	-	3.8%	9.4%	-	3.8%
Roma Participações
Ltda.	1.5%	8.5%	5.7%	1.5%	8.8%	5.8%
Embratel Participações
S.A. (Telmex Group)	37.4%	7.7%	19.8%	37.4%	7.7%	19.8%
Public Market	0.7%	83.8%	49.9%	0.7%	83.5%	49.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	1,613,225,102	2,339,738,563	3,952,963,665	1,613,225,102	2,339,738,563	3,952,963,665

On February 8, 2006, the Company issued a relevant notice informing that the Company and Empresa Brasileira de Telecomunicações S.A.- Embratel, a subsidiary of Telmex, executed a Memorandum of Understanding that outlines the new business model with the objective of providing triple play service (video, broadband and voice) that is covered by the Company’s bidirectional network, optimizing synergies. The Company started the commercialization of the voice service at the end of March 2006.

Management continues to focus on increasing the Company’s subscriber base by means of new more efficient sales channels, improving customer service and maintaining its levels of investment in line with its operating cash flows, as well as by means of improved controls for making investment decisions in a selective and disciplined manner.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

The Company holds the following direct and indirect subsidiaries in ownership percentages at March 31, 2006 and December 31, 2005:

	March 31, 2006		December 31, 2005

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A.	99.96	0.04	99.96	0.04
Net Belo Horizonte Ltda.	-	100.00	-	100.00
CMA Participações Ltda	100.00	-	100.00	-
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.87	2.13
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S. A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	0.08	99.92	0.08	99.92
Net Ribeirão Preto S.A.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Continued) (Thousands of United States dollars)

2. Basis of Presentation of the Unaudited Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information, using the U.S dollar as a reporting currency. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the three-month period ended March 31, 2006 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2006.

The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2005.

Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact the Company’s net income or financial condition.

The exchange rate of the Brazilian Real (R$) to the US$ was R$2.1724:US$ 1.00 at March 31, 2006, R$2.3407:US$ 1.00 at December 31, 2005. At April 20, 2006 the exchange rate was R$2.1236:US$ 1.00.

3. Significant Accounting Policies

Change in an estimate

Company management, based on estimated average period that subscribers are expected to remain connected to the system, has revised the estimated economic useful lives of sign-on and hook-up fee revenue and related direct selling expenses as of January 1, 2006 from ten to six years.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

Change in an estimate (Continued)

The impact of this change in the estimated useful life was an increase in the amortization of sign-on and hook-up fee revenue and the related direct selling expenses resulting in a net increase of approximately US$1,400 in the Company’s net income for the three-month period ended March 31, 2006.

4. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 154, “Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not believe that the adoption of SFAS 154 will have a significant effect on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment to SFAS No.133 and No.140. The primary objectives of this Statement with respect to SFAS No. 133 are to simplify accounting for certain hybrid financial instruments. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this Statement to have an impact on the Company’s consolidated financial statements.

5. Recoverable Income Tax

	March 31, 2006	December 31, 2005

Withholding income taxes	US$ 19,638	US$ 29,230
Current portion	(6,544)	(20,942)

Non-current portion	US$ 13,094	US$ 8,288

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

5. Recoverable Income Tax (Continued)

Recoverable income tax comprises income tax withheld on financial investments and is available to be offset against other similar income taxes payable. The Company and its operating subsidiaries are using these credits mainly to offset their liabilities related to income tax withheld from employees and income and social contribution taxes payable at the subsidiaries with taxable income.

6. Goodwill

On December 31, 2005 and 2004 the Company performed its annual impairment test and concluded that no impairment charges were required.

In the table bellow is showed the change in the Company’s goodwill during the period ended March 31, 2006:

Balance at December 31, 2005	US$ 268,374
Currency translation	20,791

Balance at March 31, 2006	US$ 289,165

The translation result was included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity and in the statement of comprehensive income (loss) for the period.

7. Related Party Transactions

There have been no significant changes to the nature of the Company’s transactions with its related parties, as detailed in the audited Consolidated Financial Statements and footnotes for the year ended December 31, 2005.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the three-month period ended March 31, 2006 and 2005 were US$1,510 and US$1,271, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

7. Related Party Transactions (Continued)

The transactions of the Company involving companies related to Embratel Participações S.A, for link vírtua, voice canal, fixed telephone and click 21, are registered based on prices and market conditions. The Company paid approximately US$2,976 to Embratel Participações S.A. during the three-month period ended March 31, 2006, in connection with these transactions.

During the three-month period ended March 31, 2006, the Company received from Embratel – Empresa Brasileira de Telecomunicações S.A. the amount of US$5,800 related to the rental of fiber optics which was deferred according to the terms of the contract.

8. Debt

During 2005, the Company completed a restructuring and refinancing of its debt which replaced existing debt with non convertible debentures that have more favorable terms. This has resulted in a reduction in borrowing costs for the first quarter of 2006.

Debt is comprised of:

	March 31, 2006	December 31, 2005

Senior Facilities – SFAS 15	US$ 81,982	US$ 78,798
Senior Secured Debentures – SFAS 15	42,684	41,397
Net Sul Notes – SFAS 15	37,852	38,605
Non-convertible Debentures – 5th Public Issuance	214,707	199,269

	377,225	358,069
Less current portion	(46,700)	(44,961)

Long-term debt	US$ 330,525	US$ 313,108

Restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (100% as of December 31, 2005).

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rates and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

8. Debt (Continued)

Restructured debt (Continued)

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance (New Debt) amounting to US$279,000 at September 14, 2005 (R$650,000 equivalent at that date), the proceeds from which were used to prepay the restructured debt.

In September and October 2005, using the resources obtained from the new debt, the Company prepaid a total principal amount of US$234,172 and paid the scheduled interest of US$6,092 related to the restructured debt.

Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and was concluded in April 2006, when the Net Sul Senior Secured Fixed and Floating Rate Notes (collectively the Notes) were liquidated. The carrying amount of these Notes as of March 31, 2006 is US$37,852.

Debt refinancing

Considering that the Notes remained outstanding until their effective liquidation, the Company has carried out a consent solicitation to the holders of these Notes aiming to eliminate some obligations from the Company, including the investment limitation of US$50,000 per year; and release the previous pledge from the Company to the holders of these Notes.

On September 26, 2005, in connection with the consent solicitation, 91.2% of the holders had accepted the Company’s proposition and had approved the addendum regarding the Notes. Holders who elected to participate in the consent would be paid to each an amount in cash equal to 1% of the principal amount. On October 17, 2005, Net Sul paid approximately US$350 to the holders of the Notes in connection with the consent fee. This amount was charged to expense when paid.

In connection with the consent solicitation and according to the terms and conditions of the indenture, Net Sul deposited funds corresponding to US$44,216 at that date in an escrow account held by Net Sul in Brazil, recorded as restricted cash, which amount as of March 31, 2006 of US$46,786 was sufficient to make the payment of principal plus accrued and all future interest that will accrue thereon until the vesting date (April 5, 2006). This account has been pledged in favor of holders of the Notes. The Notes were prepaid in full, with interest, on April 5, 2006.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

8. Debt (Continued)

Debt refinancing (Continued)

The Non-Convertible Debentures - 5th Public Issuance bear interest at the CDI rate plus 1.5%, payable semi-annually in arrears on every February 15 and August 15. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing in August 15, 2008, with the final installment of principal due in August 2011. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.60%, which premium shall decrease linearly to zero at its maturity.

The restructured debt held by creditors who did not directly or indirectly participate in the issuance of the 5th Public Debentures, has been accounted for according to FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In connection therewith, the Company considered such prepayment an extinguishment of a liability and recorded a gain on restructuring in the amount of US$27,168 in the year ended December 31, 2005.

The restructured debt held by creditors who directly or indirectly participated in the issuance of the 5th Public Debentures (i.e. Banco ItaúBBA, Unibanco, Banco Bradesco and other restructured debenture holders), were accounted for according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. The Company determined that the instruments are not substantially different, accordingly such debt will continue to be accounted for according to SFAS 15, using revised estimates of future cash flows.

The Company’s total debt at March 31, 2006 becomes due in the following years:

2006	US$ 40,517
2007	9,918
2008	85,346
2009	83,116
2010 and 2011	158,328

US$ 377,225

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

9. Provisions for Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

Provisions for contingencies is comprised as follows:

	March 31, 2006	December 31, 2005

Tax related matters	US$ 262,967	US$ 242,289
Labor related claims	11,584	12,852
Civil related claims	11,233	9,530

Total	US$ 285,784	US$ 264,671

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$59,689 (US$48,623 at December 31, 2005), which is available to offset payments required under ultimate unfavorable court decisions.

10. Stockholders’ Equity

Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law, subject to prior elimination of accumulated loss or deficit, per Brazilian official accounting records equivalent to US$1,502,078 as of March 31, 2006. For the three-month period ended March 31, 2006, the Company’s local currency consolidated financial statements presented a net income of US$3,295. The Company has paid no dividends during the three-month periods ended March 31, 2006 and 2005. Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

11. Subsequent event

On April 5, 2006, the Company accomplished the full prepayment of the financial indebtedness issued under the terms of the capital restructuring process liquidating the Senior Secured Notes and the Senior Secured Floating Rate Notes issued by Net Sul Comunicações Ltda., a subsidiary of the Company fulfilling clause 3.3.1 of the 5th debentures issuance indenture.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.